                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                    ---------------

                                     SCHEDULE 13D
                                    (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                                    Medarex, Inc.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.01
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     583916-10-1
-------------------------------------------------------------------------------
                                     CUSIP Number

                                BCC Acquisition I LLC
                              c/o Bay City Capital LLC
                                  750 Battery Street
                                      Suite 600
                           San Francisco, California  94111
                                    (415) 676-3830

                                   with a copy to:

                               Timothy G. Hoxie, Esq.
                          Heller Ehrman White & McAuliffe
                                  333 Bush Street
                          San Francisco, California  94104
                                    (415) 772-6052
-------------------------------------------------------------------------------
                         (Name, address and telephone number
             of person authorized to receive notices and communications)

                                     June 10,1998
                                    -------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                           (Continued on following pages)


                                (Page 1 of 20 Pages)

CUSIP NO.  583916-10-1                  13D                   Page 2 of 20 pages
           -----------
--------------------------------------------------------------------------------

1)   NAMES OF REPORTING PERSONS                    BCC Acquisition I LLC

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                             WC, AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------

   NUMBER OF     7)  SOLE VOTING POWER                                -0-
    SHARES
                 --------------------------------------------------------------
 BENEFICIALLY
    OWNED        8)  SHARED VOTING POWER           up to 7,383,629 shares
     BY
                 --------------------------------------------------------------
    EACH
  REPORTING      9)  SOLE DISPOSITIVE POWER                           -0-
   PERSON
                 --------------------------------------------------------------
   WITH
                 10) SHARED DISPOSITIVE POWER     up to 7,383,629 shares

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  up to 7,383,629 shares

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               25.0%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                         OO

--------------------------------------------------------------------------------

CUSIP NO.  583916-10-1                  13D                   Page 3 of 20 pages
           -----------

--------------------------------------------------------------------------------

1)   NAMES OF REPORTING PERSONS        The Bay City Capital Fund I, L.P.

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                  AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------

   NUMBER OF     7)  SOLE VOTING POWER                                -0-
    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY
    OWNED        8)  SHARED VOTING POWER           up to 7,383,629 shares
     BY
                 ---------------------------------------------------------------
   EACH
 REPORTING       9)  SOLE DISPOSITIVE POWER                           -0-
   PERSON
                 ---------------------------------------------------------------
   WITH
                 10)  SHARED DISPOSITIVE POWER    up to 7,383,629 shares

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             up to 7,383,629 shares

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                             CERTAIN SHARES           / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          25.0%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                         PN

--------------------------------------------------------------------------------

CUSIP NO.  583916-10-1                  13D                   Page 4 of 20 pages
           -----------

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS          Bay City Capital Management LLC

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                                  AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------

   NUMBER OF     7)  SOLE VOTING POWER                                -0-
    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY
    OWNED        8)  SHARED VOTING POWER           up to 7,383,629 shares
     BY
                 ---------------------------------------------------------------
     EACH
   REPORTING    9)  SOLE DISPOSITIVE POWER                       -0-
    PERSON
     WITH       ---------------------------------------------------------------
                10)  SHARED DISPOSITIVE POWER     up to 7,383,629 shares

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             up to 7,383,629 shares

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          25.0%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                    OO

--------------------------------------------------------------------------------

CUSIP NO.  583916-10-1                  13D                   Page 5 of 20 pages
           -----------

--------------------------------------------------------------------------------

1)   NAMES OF REPORTING PERSONS                Bay City Capital LLC

--------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                 (b) /X/

--------------------------------------------------------------------------------

3)   SEC USE ONLY

--------------------------------------------------------------------------------

4)   SOURCE OF FUNDS                                             AF

--------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------

   NUMBER OF     7)  SOLE VOTING POWER                                -0-
    SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY
    OWNED        8)  SHARED VOTING POWER           up to 7,383,629 shares
      BY
                 ---------------------------------------------------------------
     EACH
  REPORTING      9)  SOLE DISPOSITIVE POWER                           -0-
    PERSON
                 ---------------------------------------------------------------
     WITH
                10)  SHARED DISPOSITIVE POWER      up to 7,383,629 shares

--------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             up to 7,383,629 shares

--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               25.0%

--------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON                                         OO

--------------------------------------------------------------------------------

CUSIP NO.  583916-10-1                  13D                   Page 6 of 20 pages
           -----------

                                    INTRODUCTION

     BCC Acquisition I LLC, a Delaware limited liability company ("BCC Acquisition"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2) identified herein pursuant to the Agreement with respect to Schedule 13D attached hereto as
Exhibit 7(1).

     Bay City Capital Fund I, L.P., a Delaware limited partnership ("BCC"), is the managing member of BCC Acquisition. Bay City Capital Management, LLC, a Delaware limited liability company ("BCC Management"), is the general partner of BCC. Bay City Capital LLC, a Delaware limited liability company ("BCC LLC") provides investment advice to BCC.

     Pursuant to a Rights Exchange Agreement (the "Rights Exchange Agreement"), dated June 10, 1998, between BCC Acquisition and Medarex, Inc., a New Jersey corporation (the "Issuer"), attached hereto as Exhibit 7(2), the Issuer agreed to issue shares ("Shares") of its common stock ("Common Stock")and a warrant or warrants ("Warrant" or "Warrants") to acquire additional Shares to BCC Acquisition in exchange for the cancellation of certain rights BCC Acquisition may subsequently acquire, as described below.

     BCC Acquisition made an offer (the "Offer"), as called for in the Rights Exchange Agreement, to purchase for cash any or all of $44,412,500 (subject to a $22,206,250 minimum) in aggregate face value (the "Face Value") of the contingent payment rights (the "Rights") held by the former shareholders of GenPharm International, Inc. ("GenPharm"), in connection with an acquisition of GenPharm by the Issuer, on October 21, 1997 (the "Merger"). These Rights arise out of the Agreement and Plan of Reorganization, between the Issuer, Medarex Acquisition Corp. and GenPharm, dated as of May 5, 1997 (the "Merger Agreement"). The Offer is described more fully in the Offer to Purchase attached hereto as Exhibit 7(5).

     The Rights Exchange Agreement and the Offer to Purchase provide that, immediately upon the consummation of the Offer, BCC Acquisition will exchange each $6.75 in Face Value of

CUSIP NO.  583916-10-1                  13D                   Page 7 of 20 pages
           -----------

the Rights it acquires in the Offer for (i) one share of the Issuer's Common Stock (up to a maximum of 6,579,629 shares) plus (ii) a Warrant or Warrants to purchase .1222 shares of Common Stock of the Issuer (up to a maximum of 804,000 shares) at an exercise price of $10.00 per share exercisable over a period of seven years. The Warrant or Warrants will be issued upon the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement," attached hereto as Exhibit 7(3)) between the Issuer and BCC Acquisition.

     In the event the minimum amount of Rights are accepted for purchase by BCC Acquisition and assigned to BCC Acquisition, the number of shares of Common Stock to be issued by the Issuer to BCC Acquisition in exchange for the Rights will constitute approximately 14% (or approximately 25% if all the Rights are assigned and accepted for payment) of the number of shares of the Issuer's Common Stock that will be outstanding following completion of the Offer, in each case including the shares that BCC Acquisition would hold upon exercise of the Warrants.

     The Rights Exchange Agreement also provides that the Issuer, while neither supporting nor opposing the Offer, will facilitate the Offer (by, for example, allowing transfer of the Rights - which are otherwise nontransferable - to BCC Acquisition), will register the Shares and the Shares resulting from exercise of the Warrant or Warrants to be issued to BCC Acquisition and will register any resale thereof, and will pay to BCC Acquisition a fee of $750,000 (plus expenses) in certain circumstances if the Offer is not consummated and the Issuer completes a similar transaction with another party.

CUSIP NO.  583916-10-1                  13D                   Page 8 of 20 pages
           -----------


     Item 1.   SECURITY AND ISSUER.


     The class of equity securities to which this Statement relates to is the common stock, par value of $0.01, of Medarex, Inc., a corporation incorporated under the laws of New Jersey, whose principal executive offices are located at 1545 Route 22 East, Annandale, New Jersey 08801.



     Item 2.   IDENTITY AND BACKGROUND.



     This Statement is filed on behalf of BCC Acquisition, BCC, BCC Management and BCC LLC, which serves as investment advisor to BCC Management pursuant to an advisory agreement. BCC Acquisition, BCC, BCC Management and BCC LLC are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."



     a.   BCC ACQUISITION.



     The principal executive offices of BCC Acquisition are located at 750 Battery Street, Suite 600, San Francisco, California, 94111. BCC Acquisition is a manager-managed Delaware limited liability company formed for the purpose of completing the transactions described in the Introduction and under Items 3 and
4. The members of BCC Acquisition are BCC and Bay Investment Group, L.L.C., a Delaware limited liability company ("BIG"). The manager of BCC Acquisition is BCC, which has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.

CUSIP NO.  583916-10-1                  13D                   Page 9 of 20 pages
           -----------


     b.   BCC.


          The principal executive offices of BCC are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies. BCC is the manager of BCC Acquisition and has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.



     c.   BCC MANAGEMENT.



     The principal executive offices of BCC Management are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.




d.   BCC LLC.



     The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 600, San Francisco, California 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware limited liability company. The members of BCC LLC are two limited liability companies, The Craves

CUSIP NO.  583916-10-1                  13D                  Page 10 of 20 pages
           -----------

Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in BCC LLC. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 2 hereto.


     During the last five years none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     The total amount of funds required by BCC Acquisition to purchase the Rights, which are to be exchanged for the Shares and a Warrant or Warrants upon consummation of the Offer, pursuant to the Rights Exchange Agreement, is between $17,765,000 and $35,530,000 (the "Funds").


     The Limited Liability Company Operating Agreement for BCC Acquisition I LLC, dated as of June 5, 1998 (the "LLC Agreement," attached hereto as Exhibit 7(4)), by and between BCC and BIG, provides that BCC Acquisition is to receive $15,000,000 from BCC; the balance of the required Funds up to a maximum of $23,000,000 will be contributed by BIG. The LLC Agreement also provides, among other terms, covenants and conditions, that the business of BCC

CUSIP NO.  583916-10-1                  13D                  Page 11 of 20 pages
           -----------

Acquisition shall be exclusively managed by BCC, as the manager of BCC Acquisition, and that BCC is not removable as manager (as more fully described in Exhibit 7(4) below).



     Item 4.   PURPOSE OF TRANSACTION.



     The purpose of the transaction is to acquire for cash all of the Rights so that, upon exchange of the Rights for Shares and a Warrant or Warrants of the Issuer under the Rights Exchange Agreement, BCC Acquisition will have a significant equity interest in the Issuer.

     The Rights Exchange Agreement and the Offer to Purchase provide that, immediately upon the consummation of the Offer, BCC Acquisition will exchange each $6.75 in Face Value of the Rights it acquires in the Offer for (i) one share of the Issuer's Common Stock (up to a maximum of 6,579,629 shares) plus
(ii) a Warrant or Warrants to purchase .1222 shares of Common Stock of the Issuer (up to a maximum of 804,000 shares) at an exercise price of $10.00 per share exercisable over a period of seven years. The Warrant or Warrants will be issued upon the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement," attached hereto as Exhibit 7(3)) between the Issuer and BCC Acquisition.

CUSIP NO.  583916-10-1                  13D                  Page 12 of 20 pages
           -----------

     In the event the minimum amount of Rights are accepted for purchase by BCC Acquisition and assigned to BCC Acquisition, the number of shares of Common Stock to be issued by the Issuer to BCC Acquisition in exchange for the Rights will constitute approximately 14% (or approximately 25% if all the Rights are assigned and accepted for payment) of the number of shares of the Issuer's Common Stock that will be outstanding following completion of the Offer, in each case including the shares that BCC Acquisition would hold upon exercise of the Warrants.

     Upon consummation of the Offer, BCC Acquisition shall obtain representation on the board of directors of the Issuer. Under the terms of the Rights Exchange Agreement, the Issuer has agreed to appoint one representative of BCC Acquisition to serve as a member of the board of directors. In addition, so long as BCC Acquisition owns at least 5% of the Issuer's outstanding Shares or at least 75% of the number of Shares it received from the Issuer, as provided in the Rights Exchange Agreement, the Issuer will use its reasonable best efforts to ensure that BCC Acquisition's representative is included in the Issuer's proxy materials as a nominee of the board of directors for election to the board and is elected to serve on the Issuer's board of directors.

     In addition, while no formal agreement currently exists as to any future changes in the board of directors of the Issuer, discussions have taken place between the Issuer and BCC Acquisition to the effect that it may be appropriate for the addition of another new director who has substantial experience and reputation in the biotechnology or pharmaceutical industry and who is deemed mutually acceptable by the board of directors of the Issuer and BCC Acquisition.

CUSIP NO.  583916-10-1                  13D                  Page 13 of 20 pages
           -----------

     BCC Acquisition does not presently have any plans to acquire control of the Issuer, nor does it have any current plans relating to or which would result in
(i) an extraordinary corporate transaction relating to Issuer, (ii) the sale or transfer of a material amount of the Issuer's assets, (iii) a change (beyond that described above) in the Issuer's board of directors or management, (iv) beyond that contemplated by the Offer and assigned to BCC Acquisition, the Rights Exchange Agreement, any material change in the Issuer's capitalization or dividend policy, (v) any other material change to the Issuer's corporate structure and business, or (vi) distribution of the Issuer's shares or termination of the Registration of the Issuer's shares under Section 12 of the Exchange Act.

     While BCC Acquisition presently intends to hold the Shares it acquires under the Rights Exchange Agreement, it reserves the right to either acquire more such Shares or sell, in any lawful manner, any or all of such Shares at any time. In this regard, BCC Acquisition notes that, pursuant to the Rights Exchange Agreement, the Issuer has agreed to file an S-3 shelf registration statement covering the Shares resulting from the complete exercise of the Warrant or Warrants to be acquired by BCC Acquisition within 30 days of the closing of the Offer.



     Item 5. INTEREST IN SECURITIES OF THE ISSUER.



     (a) and (b)

     The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, as filed with the Securities and Exchange Commission that it had 22,197,486 shares of Common Stock outstanding as of May 7, 1998) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Rights Exchange Agreement, is set forth in the following table.

CUSIP NO.  583916-10-1                  13D                  Page 14 of 20 pages
           -----------

(This table shows the approximate maximum number of shares that could be acquired upon exchange of the Rights, pursuant to the Rights Exchange Agreement, and includes the Shares that would be received upon exercise of any Warrant or Warrants.)


--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

 Reporting Person      No. of Shares      Percentage       Power to Vote         Power to Dispose
                        Beneficially      of Class      Shared        Sole    Shared           Sole
                       Owned (Range)

--------------------------------------------------------------------------------------------------
 BCC Acquisition       7,383,629          25.0%         7,383,629             7,383,629

--------------------------------------------------------------------------------------------------
 BCC                   7,383,629          25.0%         7,383,629             7,383,629

--------------------------------------------------------------------------------------------------
 BCC Management        7,383,629          25.0%         7,383,629             7,383,629

--------------------------------------------------------------------------------------------------
 BCC LLC               7,383,629          25.0%         7,383,629             7,383,629

--------------------------------------------------------------------------------------------------



     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.



     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the agreements described in the Introduction and under Items 3 and 4 above and attached hereto as Exhibits 7(2) through 7(5).



     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.



     (e)  Not applicable.

CUSIP NO.  583916-10-1                  13D                  Page 15 of 20 pages
           -----------

     Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                    RESPECT TO SECURITIES OF THE ISSUER.


     (a)  RIGHTS EXCHANGE AGREEMENT

     The Rights Exchange Agreement described and/or referred to in the Introduction and Items 3, 4 and 5 is more fully described in Exhibit 7(2).


     (b)  WARRANT AGREEMENT

     The Warrant Agreement referred to in the Introduction and Items 3, 4 and 5 is more fully described in Exhibit 7(3).


     (c)  LLC AGREEMENT

     The LLC Agreement by and between BCC and BIG, provides that BCC Acquisition is to receive $15,000,000 from BCC; the balance of the required Funds up to a maximum of $23,000,000 will be contributed by BIG. The LLC Agreement also provides, among other terms, covenants and conditions, the business of BCC Acquisition shall be exclusively managed by BCC, as the manager of BCC Acquisition, and BCC is not removable as manager (as more fully described in Exhibit 7(4) below).


     (d)  OFFER TO PURCHASE

     The Offer to Purchase referred to in the Introduction and Items 3 and 4 is more fully described in Exhibit 7(5).


     The description of the Rights Exchange Agreement, the Warrant Agreement, the LLC Agreement and the Offer to Purchase, contained in this Schedule 13D, is qualified in its entirety

CUSIP NO.  583916-10-1                  13D                  Page 16 of 20 pages
           -----------

by the complete text of the documents, copies of which are attached hereto as Exhibits 7(2) through 7(5).



     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7 (1).  Agreement with Respect to Schedule 13D

Exhibit 7 (2).  Rights Exchange Agreement

Exhibit 7 (3).  Warrant Agreement

Exhibit 7 (4).  Limited Liability Operating Agreement for BCC Acquisition I LLC

Exhibit 7 (5). Offer to Purchase

CUSIP NO.  583916-10-1                  13D                  Page 17 of 20 pages
           -----------

                                      SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: ____________ __, 1998

                              BCC Acquisition I LLC

                              By:  Its Manager
                                   The Bay City Capital Fund I, L.P.

                                   By:  Its General Partner
                                        Bay City Capital Management LLC

                                        By:   /s/ Roger H. Salquist
                                             ----------------------------
                                        Its:  Manager

CUSIP NO.  583916-10-1                  13D                  Page 18 of 20 pages
           -----------


                                   LIST OF EXHIBITS


Exhibit No                    Description                                  Page
                              -----------                                  ----
7(1)               Agreement with Respect to Schedule 13D

7(2)               Rights Exchange Agreement

7(3)               Warrant Agreement

7(4)               Limited Liability Operating Agreement for
                   BCC Acquisition I LLC

7(5)               Offer to Purchase


CUSIP NO.  583916-10-1                  13D                  Page 19 of 20 pages
           -----------


                                     SCHEDULE 1


                        Bay City Capital Management LLC

                        MANAGERS AND EXECUTIVE OFFICERS


                                                    Present Principal
 Name and Business Address (1)       Title       Occupation or Employment
 -----------------------------       -----       -------------------------
 Fred B. Craves                      Manager     Chairman, Manager and Managing
 Bay City Capital Management LLC                 Director of Bay City Capital
 750 Battery Street, Suite 600                   LLC and Manager of Bay City
 San Francisco, California 94111                 Capital Management LLC

 John D. Diekman                     Manager     Chairman of Affymetrix
 Bay City Capital Management LLC
 750 Battery Street, Suite 600
 San Francisco, Ca.  94111

 Roger H. Salquist                   Manager     Manager and Managing Director
 Bay City Capital Management LLC                 of Bay City Capital LLC and
 750 Battery Street, Suite 600                   Manager of Bay City Capital
 San Francisco, Ca.  94111                       Management LLC

 Tom J. Pritzker                     Manager     President of Hyatt
 200 West Madison Street                         Corporation, a diversified
 38th Floor                                      company primarily engaged in
 Chicago, Ill.  60606                            real estate and hotel
                                                 management activities.

 Jay A. Pritzker                     Manager     Chairman of the Board of Hyatt
 200 West Madison Street                         Corporation, a diversified
 38th Floor                                      company primarily engaged in
 Chicago, Ill.  60606                            real estate and hotel
                                                 management activities.

 Gerald L. Cohn                      Manager     Investor
 19355 Turnberry Way
 Apt. TH-3
 North Miami, Fl.  33180


(1) Each of Messrs. Craves, Diekman, Salquist, Thomas J. Pritzker, Jay A. Pritzker and Gerald L. Cohn are United States citizens.

CUSIP NO.  583916-10-1                  13D                  Page 20 of 20 pages
           -----------

                                     SCHEDULE 2

                                Bay City Capital LLC

                           MANAGERS AND EXECUTIVE OFFICERS


                                                    Present Principal
 Name and Business Address (1)       Title       Occupation or Employment
 -----------------------------       -----       -------------------------
 Fred B. Craves                      Chairman,   Chairman, Manager and Managing
 Bay City Capital Management LLC     Manager     Director of Bay City Capital
 750 Battery Street, Suite 600                   LLC and Manager of Bay City
 San Francisco, California 94111                 Capital Management LLC

 John D. Diekman                     Manager     Chairman of Affymetrix
 Bay City Capital Management LLC     and
 750 Battery Street, Suite 600       Managing
 San Francisco, Ca.  94111           Director

 Roger H. Salquist                   Manager     Manager and Managing Director
 Bay City Capital Management LLC     and         of Bay City Capital LLC and
 750 Battery Street, Suite 600       Managing    Manager of Bay City Capital
 San Francisco, Ca.  94111           Director    Management LLC

 Tom J. Pritzker                     Manager     President of Hyatt
 200 West Madison Street                         Corporation, a diversified
 38th Floor                                      company primarily engaged in
 Chicago, Ill.  60606                            real estate and hotel
                                                 management activities.

 Jay A. Pritzker                     Manager     Chairman of the Board of Hyatt
 200 West Madison Street                         Corporation, a diversified
 38th Floor                                      company primarily engaged in
 Chicago, Ill.  60606                            real estate and hotel
                                                 management activities.

 Gerald L. Cohn                      Manager     Investor
 19355 Turnberry Way
 Apt. TH-3
 North Miami, Fl.  33180


(1) Each of Messrs. Craves, Diekman, Salquist, Thomas J. Pritzker, Jay A. Pritzker and Gerald L. Cohn are United States citizens.